January 30, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Trace Rakestraw

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Mr. Rakestraw:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment 26 (“PEA No. 26”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 1, 2016 (accession number 0001193125-16-782707), for the purpose of changing the principal investment strategy, Fund name and various share class structure changes of the Fuller & Thaler Behavioral Core Equity Fund (the “Fuller & Thaler Fund”). PEA No. 26 is scheduled to become effective with the SEC pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on January 30, 2017.

Prospectus

Comment 1. Pease consider removing the Shareholder Fees section from the table for Fees and Expenses of the Fund since it is not applicable.

Response: The requested change has been incorporated into the Fund’s prospectus.

Comment 2. In Footnote 1 to the table for Fees and Expenses of the Fund, please clarify the phrase “available to be incurred by” or simplify the phrase and use plain English, if possible.

Response: Footnote 1 to the table for Fees and Expenses of the Fund has been revised as follows:

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Other expenses have been restated to reflect current amounts the Investor Shares and Institutional Shares may pay under the Fund’s Administrative Services Plan.

Comment 3. In the first sentence of Footnote 2 to the table for Fees and Expenses of the Fund, please consider removing the first reference to January 31, 2019 for clarity.

Response: The requested change has been incorporated.

Comment 4. With regard to the recoupment of fees disclosed in Footnote 2 to the table for Fees and Expenses of the Fund, please confirm in your response letter that the recoupment provision is three years from the actual waiver. As a follow-up, please confirm that the Fund’s policy to account for recoverable funds beyond the three year period may include booking a liability, if it is determined that doing so is in accordance with Generally Accepted Accounting Principles (“GAAP”).

Response: The Registrant confirms that the three year lookback period for the recoupment provision is measured over the three previous fiscal years. The Registrant further confirms that the Fund’s policy with respect to accounting for recoverable funds beyond the three year period may include booking a liability, if it is determined that doing so is in accordance with GAAP. Footnote 2 has been amended to indicate that this lookback period is measured in fiscal years. We have also added the following clarifying text to Footnote 2: “To the extent that any fees previously waived or expenses previously reimbursed are still recoverable under the expense cap agreement more than three (3) years after the date of the applicable fee waiver or expense reimbursement, the amount of such outstanding potential recoupment may be booked as a liability of the Fund.”

Comment 5. Please clarify the phrase “within the foregoing expense limits” as referenced in the following sentence in Footnote 2 to the table for Fees and Expenses of the Fund (emphasis added):

During any fiscal year that the Investment Advisory Agreement between the Adviser and Capitol Series Trust is in effect, the Adviser may recoup the sum of all fees previously waived or expenses reimbursed during any of the previous three (3) years, less any reimbursement previously paid, if such recoupment can be achieved within the foregoing expense limits. The foregoing recoupment of previously waived fees or reimbursed expenses is only applicable to the expense cap in effect at the time of the waiver.

Response: The 4th sentence of Footnote 2 (beginning “The foregoing recoupment…”) has been deleted and the 3rd sentence has been revised as follows (emphasis added):

During any fiscal year that the Investment Advisory Agreement between the Adviser and Capitol Series Trust is in effect, the Adviser may recoup the sum of all fees previously waived or expenses reimbursed during any of the previous three (3) fiscal years, less any reimbursement previously paid, if such recoupment can be achieved within the foregoing expense limits as well as any expense limitation in effect at the time the reimbursement is made.

Comment 6. In the second paragraph of the Principal Investment Strategies section, please consider referencing that Fuller & Thaler is the Fund’s investment adviser.

Response: The requested change has been incorporated into the first sentence of the second paragraph of the Principal Investment Strategies section as follows (emphasis added):

The Fund seeks to achieve its investment objective by building a diversified portfolio of U.S. stocks in a disciplined process that applies the proprietary research of Fuller & Thaler, the Fund’s investment adviser, on the behavioral biases of other investors.

Comment 7. In the second paragraph of the Principal Investment Strategies section, please explain in more detail how the portfolio managers determine “when other investors are likely to make behavioral mistakes (panic, or don’t pay attention)”.

Response: The second paragraph of the Fund’s Principal Investment Strategies section has been modified to provide further explanation as to the portfolio manager’s determination of investor misbehavior (emphasis added):

The Fund seeks to achieve its investment objective by building a diversified portfolio of U.S. stocks in a disciplined process that applies the proprietary research of Fuller & Thaler, the Fund’s investment adviser, on the behavioral biases of other investors. The portfolio managers buy when other investors are likely to make behavioral mistakes. Fuller & Thaler’s research finds there are two kinds of mistakes that produce buying opportunities: over-reaction and under-reaction. Other investors may over-react to bad news and losses (e.g., panic), or they may under-react to good news (e.g., not pay attention). At the individual stock level, Fuller & Thaler searches for events related to insider buying, earnings announcements, and other news that suggest these types of investor misbehavior and draws from its more than 20 years of experience in analyzing events that suggest investor misbehavior. If these misbehaviors are present, Fuller & Thaler then checks the fundamentals of the firm. If Fuller & Thaler determines that an investor mistake is likely and the company has solid fundamentals, the portfolio managers generally buy the stock. The portfolio managers generally sell when they believe investor misbehavior has reversed.

Comment 8. Please consider deleting or revising the following sentence in the second paragraph of the Principal Investment Strategies section, as it is more of a marketing statement than a strategy: “This is based on Fuller & Thaler’s more than 20 years of proprietary research applying behavioral finance insights to the stock market.”

Response: The sentence has been revised accordingly as follows: “At the individual stock level, Fuller & Thaler searches for events related to insider buying, earnings announcements, and other news that suggest these types of investor misbehavior and draws from its more than 20 years of experience in analyzing events that suggest investor misbehavior.”

Comment 9: In the second paragraph of the Principal Investment Strategies section, following the disclosure detailing the circumstances surrounding when the Fund buys stocks, please disclose under what circumstances the Fund would typically sell stocks in accordance with implementing the behavioral finance approach to its principal investment strategy.

Response: The language relating to the circumstances under which the Fund buys and sells stocks has been modified in the second paragraph of the Fund’s Principal Investment Strategies section to provide additional clarity as follows: “If these misbehaviors are present, Fuller & Thaler then checks the fundamentals of the firm. If Fuller & Thaler determines that an investor mistake is likely and the company has solid fundamentals, the portfolio managers generally buy the stock. The portfolio managers generally sell when they believe investor misbehavior has reversed.”

Comment 10. With regard to the third paragraph of the Principal Investment Strategies section, please be more specific and disclose what factors are used to determine adjustments to allocations as a result of the portfolio managers’ review of the Fund’s portfolio characteristics relative to its benchmark. Given the reference to the data inputs utilized in Fuller & Thaler’s behavioral models in the principal risk disclosure for “Management Risk,” please consider discussing the use of data inputs into the behavioral models as a principal investment strategy in the Principal Investment Strategies section.

Response: The third paragraph of the Fund’s Principal Investment Strategies section has been modified as follows:

The final portfolio is expected to have diversification with respect to sector exposures. Before trading, the portfolio managers review the portfolio’s characteristics relative to its benchmark, and may adjust allocations to control exposures to sectors, size, and other characteristics.

The Registrant has modified the second paragraph of the Fund’s Principal Investment Strategy to clarify the analysis conducted by the Adviser as follows: “At the individual stock level, Fuller & Thaler searches for events related to insider buying, earnings announcements, and other news that suggest these types of investor misbehavior and draws from its more than 20 years of experience in analyzing events that suggest investor misbehavior.”

In addition, the Registrant has updated the second paragraph for Management Risk by removing the phrase “including due to deviations between expected and actual relationships among variables” from the first sentence, deleting the last sentence, and incorporating the changes denoted below (emphasis added):

To the extent the Adviser uses a variety of data inputs into its behavioral processes, whether proprietary or maintained by third parties, there can be no assurance that such processes will behave as expected in all market conditions. In addition, the computer programming used to construct, or the data employed by, the Adviser’s behavioral processes may contain errors, which may cause losses for the Fund or reduce performance.

Comment 11. With regard to acquired fund fees and expenses (“AFFE”), please confirm in your response letter that AFFE has been included in the line item for “Other Expenses” in the Fund’s table for Fees and Expenses if de minimus, or alternatively, include a separate line item that represents AFFE in the Fund’s table for Fees and Expenses if AFFE is more than 0.01%.

Response: The Fund’s table for Fees and Expenses has been updated to reflect a separate line item that represents the Fund’s AFFE. The Fund’s updated table for Fees and Expenses is as follows (emphasis added):

	Share Class
	Investor		Institutional		R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%		0.60%		0.60%
Distribution and/or Service (12b-1) Fees	0.25%		None		None
Other Expenses	2.25	%(1)	2.25	%(1)	2.05%
Acquired Fund Fees and Expenses	0.02%		0.02%		0.02%

Total Annual Fund Operating Expenses	3.12%		2.87%		2.67%
Expense Reductions(2)	(2.05)%		(1.95)%		(1.85)%

Total Annual Fund Operating Expenses After Expense Reductions(2)	1.07%		0.92%		0.82%

Comment 12. Please confirm supplementally the Fund’s compliance with Section 12d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant confirms the Fund’s compliance with Section 12d-1 of the 1940 Act.

Comment 13. Given that the Principal Investment Strategies section states that the Fund is expected to have broad diversification with respect to position count and sector exposures, please explain why Focused Investment Risk is a principal risk of the Fund, or consider revising accordingly.

Response: After review and consideration, the Registrant agrees that Focused Investment Risk is not a principal risk of the Fund and has removed the risk disclosure accordingly.

Comment 14. Please consider moving the general disclosure that appears as the last paragraph in the Fund’s Principal Investment Risks to the beginning of the Principal Investment Risks section, particularly the disclosure stating that it is possible to lose money on an investment in the Fund.

Response: The requested change has been incorporated into the Principal Investment Risks section of the Fund’s prospectus.

Comment 15. In the second paragraph of the Fund’s Performance Information, please update the disclosure to indicate that performance for the five year period is also portrayed.

Response: The requested change has been incorporated.

Comment 16. With regard to the reference to the inclusion of a comparison of the performance average of similar mutual funds in the second paragraph of the Fund’s Performance Information as referenced below, please clarify or revise accordingly as a peer group mutual fund comparison is not included in the average annual total returns table (emphasis added).

The table shows the average annual returns of the Investor Shares (formerly, A Shares), Institutional Shares (formerly, Select Shares) and R6 Shares (formerly, Institutional Shares), for the periods of 1 Year, 5 Years and Since Inception compared to a broad-based market index and the performance average of similar mutual funds.

Response: The reference to “and the performance average of similar mutual funds” has been removed accordingly.

Comment 17. Please include a line item for reporting the Fund’s returns after taxes on distributions and sale of fund shares in the Fund’s average annual total returns table in accordance with the instructions of Form N-1A.

Response: The requested change has been incorporated.

Comment 18. Please consider removing or revising Footnote 2 to the Fund’s average annual total returns table regarding the Russell 2000 Index, as it is not required on Form N-1A.

Response: Footnote 2 to the Fund’s average annual total returns table has been updated as follows:

(2) The Russell 2000® Index is a widely recognized unmanaged index of equity securities and is representative of a broader domestic equity market and range of securities than is found in the Fund’s portfolio. The Russell 2000 Index measures the performance of the small-cap segment of the US equity universe and is a subset of the Russell 3000 Index. Individuals cannot invest directly in an Index; however, an individual can invest in exchange traded funds or other investment vehicles that attempt to track the performance of a benchmark index.

Comment 19. In the sub-section titled “Investment Objective Updates” found in the section “Additional Information Regarding Principal Investments and Strategies of the Fund,” please clarify whether changes to the Fund’s investment objective may be implemented prior to notice to shareholders as referenced in the following sentence (emphasis added): “The investment objective of the Fund may be changed immediately upon notice to shareholders without shareholder approval.”

Response: The disclosure has been revised as follows: “The investment objective of the Fund may be changed upon notice to shareholders without shareholder approval.”

Comment 20. In the third sentence of the first paragraph in the section titled “Service Fees – Investor Shares and Institutional Shares,” please consider stating that the administrative, recordkeeping and other services referenced with respect to the Fund’s Administrative Services Plan are not distribution related.

Response: The requested change has been incorporated as follows (emphasis added): “The Plan permits payments for the provision of certain administrative, recordkeeping and other non-distribution related services to Investor Share and Institutional Share shareholders.”

Comment 21. In the sub-section titled “Portfolio Managers” found in the section “Management of the Fund,” please include date references for the last five years for Mr. Giovinazzo’s experience.

Response: The requested change has been incorporated and the fourth sentence of Mr. Giovinazzo’s biography has been amended as follows (emphasis added): “Mr. Giovinazzo was previously a co-portfolio manager and researcher with BlackRock’s Scientific Active Equity group (formerly Barclays Global Investors) from 2008 to 2013.”

Statement of Additional Information

Comment 22. In the sub-section titled “J – Other Investment Companies” found in the section titled “Description of the Trust and Fund,” please consider stating that investing in other investment companies is a principal investment strategy of the Fund.

Response: The Adviser has determined that investment in ETFs and other investment companies is not a principal strategy of the Fund, and has modified the Principal Investment Strategies and Principal Investments Risks sections accordingly. For that reason, no changes were made to the referenced disclosure in the first paragraph of the sub-section titled “J – Other Investment Companies.”

If you have any additional questions, or need additional information, please contact me at 513-587-3447.

Sincerely,

/s/ Tiffany R. Franklin

Tiffany R. Franklin
Secretary

cc: Mr. John Swhear, Chief Compliance Officer